enerPLUS

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1
T. 403-298-2200 F. 403-298-2211
www.enerplus.com

June 10, 2015
FOR IMMEDIATE RELEASE

Enerplus Continues Strong Operational Performance – Updates 2015 Production and Capital Spending Guidance

This news release includes forward-looking statements and information within the meaning of applicable securities laws. Readers are advised to review the "Forward-Looking Information and Statements" at the conclusion of this news release.

Calgary, Alberta - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is announcing an increase to its production guidance and capital spending in 2015.

Year to date, we have been producing at the high end of our guidance range while maintaining cost discipline. Additionally, we have decided to accelerate the completion of eight North Dakota oil wells at a cost of $60 million. This activity is underpinned by strong economics and is expected to provide increased funds flow and reduced leverage ratios in 2015 and 2016.

As a result of the combination of operational success and the additional completions, we are increasing our 2015 annual average production guidance range to 97,000 – 103,000 BOE per day, and our crude oil and natural gas liquids to 43 – 45% of the production mix.

HIGHLIGHTS:

- We are revising our 2015 annual average production guidance upwards from 93,000 – 100,000 BOE per day to 97,000 – 103,000 BOE per day.
- We are increasing our 2015 capital budget by $60 million from $480 million to $540 million.
- The additional completions are underpinned by robust economics. The average expected rate of return for the completions (excluding the drilling capital already spent), using a flat West Texas Intermediate oil price of US$60 per barrel, is approximately 60%. The average expected payout period for the completions is less than two years under a flat WTI oil price of US$60 per barrel.
- We expect to utilize our $1 billion bank facility, which was approximately 4% drawn at May 31st 2015, to fund the additional $60 million in capital spending. The well completions are expected to improve our 2015 and 2016 debt to funds flow ratios as a result of accelerating funds flow.
- We have added additional crude oil hedge positions in the fourth quarter of 2015 and for the full year in 2016 to help support the economics of the accelerated well completions. Our total crude oil hedge position in the fourth quarter of 2015, through a combination of fixed price swaps and option structures, is now 44% of forecasted net production after royalties, at a weighted average floor price of US$80.09 per barrel. Our total crude oil hedge position in 2016, through a combination of fixed price swaps and option structures, now covers 31% of forecasted net production after royalties, at a weighted average floor price of US$64.48 per barrel. With respect to natural gas hedges for the second half of 2015, we have NYMEX swaps in place for 49% of our forecasted net production after royalties at a weighted average price of US$3.82 per Mcf.

Electronic copies of our quarterly and annual results, news releases and other public information including investor presentations, are available on our website at www.enerplus.com. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Currency and Accounting Principles

All amounts in this news release are stated in Canadian dollars unless otherwise specified. All financial information in this news release has been prepared and presented in accordance with U.S. GAAP, except as noted below under "Non-GAAP Measures".

Barrels of Oil Equivalent

This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

Presentation of Production Information

Under U.S. GAAP oil and gas sales are generally presented net of royalties and U.S. industry protocol is to present production volumes net of royalties. Under Canadian industry protocol oil and gas sales and production volumes are presented on a gross basis before deduction of royalties. All production volumes presented herein are reported on a "company interest" basis, before deduction of Crown and other royalties, plus Enerplus' royalty interest.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "ongoing", "may", "will", "project", "should", "believe", "plans", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: expected 2015 average production volumes and the anticipated production mix; the proportion of our anticipated oil and gas production that is hedged and the effectiveness of such hedges in protecting our funds flow; the results from our drilling program and the timing of related production; oil and natural gas prices and our commodity risk management programs in 2015 and in the future; capital spending levels in 2015 and its impact on our production level; funds flow and leverage ratios; future debt and working capital levels and debt to funds flow ratio.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that Enerplus will conduct its operations and achieve results of operations as anticipated; that Enerplus' development plans will achieve the expected results; current commodity price and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of Enerplus' reserves and resources volumes; the continued availability of adequate debt and/or equity financing, cash flow and other sources to fund Enerplus' capital and operating requirements, and dividend payments as needed; availability of third party services; and the extent of its liabilities. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: changes in commodity prices; changes in realized prices for Enerplus' products; changes in the demand for or supply of Enerplus' products; unanticipated operating results, results from Enerplus' capital spending activities or production declines; curtailment of Enerplus' production due to low realized prices or lack of

adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans by Enerplus or by third party operators of Enerplus' properties; increased debt levels or debt service requirements; inaccurate estimation of Enerplus' oil and gas reserves and resources volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners; and certain other risks detailed from time to time in Enerplus' public disclosure documents (including, without limitation, those risks identified in our AIF and Form 40-F as at December 31, 2014).

NON-GAAP MEASURES

In this news release, we use the terms "funds flow" and "debt to funds flow ratio" as measures to analyze operating performance, leverage and liquidity. "Funds flow" is calculated as net cash generated from operating activities but before changes in non-cash operating working capital and asset retirement obligation expenditures. "Debt to funds flow ratio" is calculated as total debt net of cash, divided by a trailing 12 months of funds flow.

Enerplus believes that, in addition to net earnings and other measures prescribed by U.S. GAAP, the terms "funds flow" and "debt to funds flow" are useful supplemental measures as they provide an indication of the results generated by Enerplus' principal business activities. However, these measures are not measures recognized by U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP. Therefore, these measures, as defined by Enerplus, may not be comparable to similar measures presented by other issuers. For reconciliation of these measures to the most directly comparable measure calculated in accordance with U.S. GAAP, and further information about these measures, see disclosure under "Non-GAAP Measures" in our First Quarter 2015 MD&A.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation